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                             July 20, 2023

       Diego Rojas
       Chief Executive Officer
       HNR Acquisition Corp
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: HNR Acquisition
Corp
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 10, 2023
                                                            File No. 001-41278

       Dear Diego Rojas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

       Unaudited Pro Forma Combined Information, page 66

   1. We note on June 9, 2023 your Sponsor designee deposited $120,000 into the trust account to extend the
period of time in which you must complete an initial business combination from June
15, 2023 to July 15, 2023. However, your pro forma balance sheet only reflects the
extension payment that was deposited on May 11, 2023. Please revise your pro forma balance
sheet to reflect the deposit made in June as well as any additional deposits the Sponsor
designee must make to extend the date you must complete the initial business combination
further.
   2. We note that you do not have sufficient cash to fund the $85 million of cash consideration and that Pogo would
need to agree to modify the terms of the MIPA to adjust both the cash and share
consideration if you are unable to secure additional financing. We also note disclosure on page
162 that you are actively pursuing Reserve Based Lending (RBL)
 Diego Rojas
HNR Acquisition Corp
July 20, 2023
Page 2
         debt sufficient to complete the purchase under any redemption scenario as well as pursuing sources for private equity placements to fill any potential gap in financing for the closing.

         For each of the scenarios depicted in your pro forma financial statements, you include a purchase price liability without further pro forma adjustment to reflect viable alternatives for financing. Please revise your presentation to include the most likely scenarios for which you concluded that you have viable financing options to fund the purchase price liability.

         To the extent you conclude that the sellers would accept additional shares to reduce or eliminate the cash consideration, tell us your consideration as to how this may impact the accounting treatment for this transaction. That is, would the issuance of additional shares result in the transaction being accounted for as a reverse acquisition rather than an acquisition of a business? If the additional shares accepted by the seller would impact your conclusion regarding the accounting for the transaction, please include this alternate scenario in your pro forma financial statements.

         To the extent you conclude that the sellers would accept additional debt to reduce or eliminate the cash consideration, please include an incremental pro forma adjustment to include the incremental debt and associated interest expense. Please disclose the terms of the incremental debt and specify if there are instances where the seller would obtain incremental influence or control over the post transaction entity.

         To the extent you conclude that obtaining third party financings is a viable alternative to fund the purchase price liability, include pro forma adjustments to depict this additional debt and the incremental interest expense. Include details of the expected terms of this debt, including how you determined the appropriate interest rate utilized in your calculation of pro forma interest expense.
Notes to Unaudited Pro Forma Combined Financial Statements
6. Supplemental Oil and Gas Reserve Information (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page 78

3. We note your revised disclosures in response to prior comment 11 and reissue it in part.
       Please expand the discussion accompanying your presentation of the standardized measure on pages 78 and F-62 to clarify the future development costs used in the calculation of the standardized measure include abandonment costs to comply with FASB
FirstName LastNameDiego Rojas
       ASC 932-235-50-36. Also, please revise the discussion accompanying the presentation of
Comapany    NameHNR Acquisition
       the "Reconciliation          Corp Measure to PV-10" on page 120 to
clarify the
                            of Standardized
July 20,standardized
          2023 Page 2measure is equivalent to PV-10 after ARO.
FirstName LastName
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp
Comapany
July       NameHNR Acquisition Corp
     20, 2023
July 20,
Page  3 2023 Page 3
FirstName LastName
Fairness Opinion of RSI & Associates, Inc., page 99

4. We note your response to prior comment 6. With respect to your DFE analysis, please revise to additionally clarify the "various subjective risk characteristics of the industry and the subject company" used in such analysis.
Beneficial Ownership of Securities, page 179

5. We note your response to prior comment 10 and your revised disclosure at page 26 that the Sponsor's investment in the Company consists of 2,501,250 Founder Shares, with certain of such Founder Shares having been since transferred to affiliates of your Sponsor.
         We further note your disclosure at page 22 that all 505,000 private placement shares are owned by the Sponsor. Please revise your beneficial ownership table to include the beneficial interest in voting securities held the Sponsor and its affiliates. Please also revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by HNRAC Sponsors LLC and Seller/CIC Partners.
         Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
Notes to the Consolidated Financial Statements
Note 12. Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited) Standardized Measure of Discounted Future Net Cash Flows, page F-62

6. The figures for the future net cash flows and the standardized measure of discounted future net cash flows appear to be inconsistent with the calculation of these figures using the future cash inflows less the future production and development costs as presented for the year ended December 31, 2021. Please revise your disclosure to correct the inconsistency or tell us why a revision in not needed.
General

7. We note your response to prior comment 13 and will continue to consider your disclosure in these regards.
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp
Comapany
July       NameHNR Acquisition Corp
     20, 2023
July 20,
Page  4 2023 Page 4
FirstName LastName
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Matthew Ogurick